SELECTIVE INSURANCE GROUP, INC.

40 Wantage Avenue

Branchville, NJ 07890

December 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Selective Insurance Group, Inc.

Request for Withdrawal of Post-Effective Amendment on Form POS AM

File No. 333-225452

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Selective Insurance Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment on Form POS AM (File No. 333-225452), filed with the Commission on December 2, 2020, together with all exhibits thereto (the “Post-Effective Amendment”).

The Company is requesting the withdrawal of the Post-Effective Amendment because it was erroneously coded and filed by a third party as form type “POS AM” rather than form type “POSASR.” The Company hereby confirms that no securities have been sold pursuant to the Post-Effective Amendment.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions with respect to this matter, please contact Dwight Yoo of Skadden, Arps, Slate, Meagher and Flom LLP at (212) 735-2573.

Very truly yours,

SELECTIVE INSURANCE GROUP, INC.

By:	/s/ Michael H. Lanza
Name:	Michael H. Lanza
Title:	Executive Vice President and General Counsel